ANTIGENICS INC.

February 3, 2009

VIA EDGAR

Bryan Pitko

Division of Corporation Finance

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Antigenics Inc.

Pre-Effective Amendment No. 1 to the Registration Statement on Form S-1, filed on January 27, 2009 (File No. 333-156556)

Post-Effective Amendment on Form S-1 to the Registration Statement on Form S-3, filed on January 2, 2009 (File No. 333-149116)

Post-Effective Amendment on Form S-1 to the Registration Statement on Form S-3, filed on January 2, 2009 (File No. 333-150326)

Dear Mr. Pitko,

On January 2, 2009, Antigenics Inc. (the “Company”) filed (i) a Registration Statement on Form S-1 (File No. 333-156556), which was subsequently amended by Pre-Effective Amendment No. 1 filed on January 27, 2009; (ii) a Post-Effective Amendment on Form S-1 to the Registration Statement on Form S-3 (File No. 333-149116); and (iii) a Post-Effective Amendment on Form S-1 to the Registration Statement on Form S-3 (File No. 333-150326) (collectively, the “January Filings”) with the Securities and Exchange Commission (the “Commission”). In order to satisfy its contractual obligations with certain holders of the Company’s common stock, par value $0.01 per share, and the Company’s Series B2 Convertible Preferred Stock, par value $0.01 per share, the Company made the January Filings.

Pursuant to Rule 461 of the Securities Act of 1933, as amended (the “Securities Act”), the Company requests effectiveness of each of the January Filings on March 9, 2009 at 4:00 p.m., or as soon thereafter as practicable.

On or before March 16, 2009, the Company plans to file its Annual Report on Form 10-K for the year ended December 31, 2008. Immediately thereafter, and assuming that the Commission has granted the Company’s requests for acceleration of effectiveness of each of the January Filings, the Company plans to file a post-effective amendment to each of the January Filings (collectively, the “March Filings”), with the purpose of incorporating the Company’s Annual Report on Form 10-K for the year ended December 31, 2008 into each of the registration statements. The Company, in light of potential penalties related to the aforementioned contractual obligations, expects to seek Commission accommodation on a request for immediate acceleration of effectiveness of each of the March Filings pursuant to Rule 461 of the Securities Act.

In connection with the January Filings and the March Filings, the Company hereby acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare any filing effective, it does not foreclose the Commission from taking any action with respect to such filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring any filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in such filing; and (iii) the Company may not assert the declaration of effectiveness as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at 781-674-4678 if you have any questions regarding this letter or, alternatively, as soon as the above-referenced filings have become effective.

Best regards,

ANTIGENICS INC.

/s/ Karen Higgins Valentine
Karen Higgins Valentine
Vice President and General Counsel

Cc:	Garo Armen, Chairman and CEO

Paul Kinsella, Ropes & Gray LLP